Exhibit 99.1

SIGMA LITHIUM ANNOUNCES 1Q25 PREVIEW: OUTPERFORMS TARGETS, OPERATIONAL PROFITABILITY, 24% EBITDA MARGIN

•	Sigma Lithium continued to demonstrate its operational resilience delivering strong financial performance:
o	Production of 68,308t of lithium oxide, above target and 26% higher than 1Q24.
o	CIF China Cash Costs and All-In Sustaining Costs: US$458/t and US$622/t, respectively 8% and 6% better than FY 2025 targets.
o	EBITDA and adjusted EBITDA for non-cash expenses: US$10m and US$11.4m, respectively, representing 21% and 24% EBITDA margins; and a significant 28% increase in revenues compared to 1Q24.

•	The Company was truly honored by the overwhelming positive endorsement received from our communities at Vale do Jequitinhonha, demonstrated by over 2,000 supporters during the public hearings on lithium production at Brazil’s Lithium Valley:
o	An unprecedented 91% of favorable depositions and testimonials from the residents of cities Itinga and Araçuaí.

•	We are also proud to be able to count on the unequivocal support of Brazil’s Federal Government and of Minas Gerais State Government:
o	Sigma Lithium has become a locomotive of prosperity in the region, creating over 1,700 direct and 20,000 indirect jobs with more than 21,000 people benefiting from our social inclusion programs of microcredit and irrigation for subsistence family agriculture.

May 7, 2025. São Paulo, Brazil – Sigma Lithium Corporation (TSXV/NASDAQ: SGML, BVMF: S2GM34) (“Sigma Lithium” or the “Company”), a leading global lithium producer dedicated to powering the next generation of electric vehicles with socially and environmentally sustainable lithium concentrate, is releasing a preview of its first quarter 2025 earnings, ahead of the Company’s senior management participation in several key events next week, including Brazil Week in New York and the APEX Brazil-China Seminar in Beijing, held during the visit of Brazil’s Presidential Delegation.

Sigma Lithium delivered a superb operational performance in the first quarter of 2025, with both production and low costs outperforming the Company’s full-year 2025 targets. Building on the positive trajectory of financial performance established over the last year, the Company achieved significant improvements across all key metrics compared to the first quarter of 2024, despite a weaker lithium pricing environment: lower costs, increased production and sales volumes, and higher revenues and EBITDA.

Key Operational and Financial Highlights:

Financial and Operational metrics[1]	1Q25 (Preview)	Comments
Production Volumes	68,308 t	• Above target of 67,500t. • 26% increase over 1Q24 production
Sales Volumes	61,584 t	• Accounting cut-off for sales on March 30, before loading of ship with 29,000t sold. • 17% increase over 1Q24 sales
Operating Cash Cost (Plant Gate)	US$349/t	• 12% lower than 1Q24 costs.
Operating Cash Cost (CIF China)	US$458/t	• 8% better than target for FY 2025. • 17% lower than 1Q24 costs.
All-in Sustaining Cost (AISC)	US$622/t	• 6% better than target for FY 2025. • 20% lower than 1Q24 costs.
Revenues	US$47.7 mm	• Flat compared to 4Q24, despite lower volumes • 28% increase over 1Q24, despite lower current lithium pricing
EBITDA	US$10.0 mm	• 224% increase over 1Q24, despite lower current lithium pricing • 3% increase compared to 4Q24, despite lower volumes.
Adjusted EBITDA	US$ 11.4 mm	• 113% increase over 1Q24, despite lower current lithium pricing • Adjusted only for non-cash stock-based compensation
EBITDA / Adjusted EBITDA Margin	21% / 24%	• In line with 4Q24, resulting from disciplined execution

_________________________

1Financial metrics are based on the expected results for the three months ended March 31, 2025. Unit operating Plant Gate costs include mining, processing and on-site G&A expenses. It is calculated on an incurred basis, credits for any capitalised mine waste development costs, and it excludes depreciation, depletion and amortization of mine and processing associated activities. When reported on CIF basis reported cash costs include trucking, warehousing and port related expenses, ocean freight, insurance and royalties. Cash gross margin is revenue, net of cost of products sold (excluding D&A), expressed as a percentage of reported revenues. EBITDA is a non-IFRS measure of the Company's recurring core earnings profile. It is calculated as revenue minus cash operating and selling expenses, excluding depreciation and amortization (D&A) expenses.

| 1

The Company’s Co-Chairperson and CEO, Ana Cabral, commented, “Our teams have delivered superb execution in the 1Q25, which is demonstrated by our continued strong financial performance across all metrics. This quarter, we continued to outperform the financial targets set for FY2025, highlighted by our low all-in-sustaining-costs, amongst the lowest in the entire lithium industry. As a result, we built significant operational resilience which enables us to successful navigate the lithium price cycles. The financial strengthening of the Company over the last year is also demonstrated by our significant financial outperformance versus the 1Q24, achieved by our relentless execution and strong focus on “what we can control”. We remain committed to progressing responsibly and with discipline with our growth strategy, to build lasting value for all of our stakeholders.”

The strategic location of the Company’s subsidiary Sigma Brazil, responsible for 100% of its operations in Brazil, a diplomatically neutral, investor-friendly country and BRIC leader, helped insulate the Company from global trade disruptions and broader geopolitical tensions. Sigma Brazil delivers its lithium oxide materials to all markets, continuously increasing its global market share as it increases production, while strengthening and expanding its client relationships and international reach.

We are proud to be able to count on the unequivocal support of Brazil’s Federal Government and of Minas Gerais State Government. We were also truly honored by the overwhelming support received from our communities at Vale do Jequitinhonha, demonstrated by over 2,000 supporters and an unprecedented 91% of positive depositions and testimonials given by residents of our cities Itinga and Aracuai during the public hearings regarding lithium production at Brazil’s Lithium Valley conducted by the State of Minas Gerais District Attorney (“Ministerio Publico”) with all companies operating in the region.

The Company expects to release the full first quarter of 2025 financial and operating results on May 14, 2025 after the market closes. The Company will host a conference call to discuss these results on May 15, 2025, at 8:00 AM ET. To participate in the call, click here to register (https://mzgroup.zoom.us/webinar/register/WN_o58TIHEBSXSVaGd4enZMqQ#/registration)

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

The Company operates one of the world’s largest lithium production sites—the fifth-largest industrial-mineral complex for lithium oxide—at its Grota do Cirilo Operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the electric vehicle battery materials supply chain, producing Quintuple Zero Green Lithium: net-zero carbon lithium made with zero dirty power, zero potable water, zero toxic chemicals, and zero tailings dams.

Sigma Lithium currently produces 270,000 tonnes of lithium oxide concentrate on an annualized basis (approximately 38,000–40,000 tonnes of LCE) at its state-of-the-art Greentech Industrial Lithium Plant. The Company is now constructing a second plant to double production capacity to 520,000 tonnes of lithium oxide concentrate (approximately 77,000–80,000 tonnes of LCE).

For more information about Sigma Lithium, visit our website (https://sigmalithiumresources.com/)

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Irina Axenova, Vice President Investor Relations

ir@sigmalithium.com.br | +55 11 2985 0089

| 2

Sigma Lithium

Sigma Lithium (https://www.linkedin.com/company/sigma-lithium-resources)
@sigmalithium (https://www.instagram.com/sigmalithium/)
@SigmaLithium (https://twitter.com/SigmaLithium)

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Groto do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

 | 3